PUBLIC

*AB 3/11

[redacted]

14046742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-33222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolton Global Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes — (978) 779-5361 Ext 2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek and DerAnanian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road	Westford	MA	01886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Global Capital, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEOFFREY GREEN
Notary Public
Massachusetts
Commission Expires Sep 7, 2018

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON GLOBAL CAPITAL, INC.

BALANCE SHEETS
As of December 31, 2013 and 2012

	2013	2012
Assets:		
Current Assets:		
Cash and cash equivalents	$ 2,008,501	$ 2,103,259
Receivables from clearing brokers	20,110	68,590
Receivables from others	18,438	58,855
Notes receivable	9,333	0
Deferred charges	49,534	53,773
Total Current Assets	2,105,916	2,284,477
Fixed assets, net	107,207	170,735
Cash - clearing deposit	114,988	114,976
Notes receivable - non-current	15,556	0
Deposits - non-current	116,181	66,181
Total Assets	$ 2,459,848	$ 2,636,369
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 242,196	$ 315,520
Accounts payable - related party	20,283	35,013
Commissions payable - registered representatives	815,892	1,021,538
Deferred revenue	41,223	30,881
Commissions payable - related party	1,254	646
Total Current Liabilities	1,120,848	1,403,598
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding	4,820	4,820
Retained earnings	1,334,180	1,227,951
Total Stockholder's Equity	1,339,000	1,232,771
Total Liabilities and Stockholder's Equity	$ 2,459,848	$ 2,636,369

The accompanying notes are an integral part of these financial statements.